Treasury - Investor Relations Department

04010373

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

File no. 82-4120

Vendex International NV

Date	Telephone number	Fax number	Reference
2 March 2004	+31-20 - 5490 509	+31 20 6461 099	T04-026/gl

MAR - 8 2004

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

3/9

Enclosure.

PRESS RELEASE

VENDEXKBB

Amsterdam, February 5, 2004

Vendex KBB approached by international private equity houses

Vendex KBB has recently been approached by leading international private equity houses with respect to a possible public offer for the company. The supervisory board and management board have decided to explore the possibilities of effecting a transaction with a selected number of parties, who are interested in the Group as a whole and endorse the corporate strategy. The preliminary, non-binding indication of values by these parties range around € 14 per common share. It is unclear whether these exploratory discussions will lead to a public offer, and if made, at what price and with what conditions. The process is still in an initial phase and is likely to take several months. Further information will follow if and when appropriate.

In anticipation on the publication (February 18 next) of the sales figures over the fourth quarter of the financial year 2003/04 Vendex KBB gives the following information:

Consumer expenditure in the non-food sector in the fourth quarter of the financial year remained under severe pressure. The apparel and consumer electronics markets showed a marked decline. The DIY market is expected to show a contraction for the second half of the year for the first time in a number of years. As a result Vendex KBB's fourth quarter sales have been negatively affected.

The latest estimates of the operating retail results over the financial year 2003/04 (ending January 31) indicate that HEMA and DIY will nevertheless achieve a modest improvement of the operating retail result. Bijenkorf's result is expected to remain in line with previous year, while that of Consumer Electronics is expected to be slightly lower. The result of Fashion is expected to be considerably lower. V&D's operating loss will remain comfortably within the range indicated in September (between € 30 million and € 50 million). The one-off reorganization charge for V&D, which in September had been indicated to be between € 80 to € 100 million, is expected to be € 80 million. The annual figures will be published on April 6.

Public relations
Peter van Bakkum, Tel. + 31-20-5490 432
+ 31-6-53589 041

Investor relations
Marius Zomer, Tel. + 31-20-5490 509
+ 31-6-10932

PRESS RELEASE

VENDEX KBB

Amsterdam, February 18, 2004

Vendex KBB reports moderate turnover in difficult fourth quarter

Vendex KBB achieved in the difficult fourth quarter (November, December, January) of the financial year 2003/04 an almost unchanged turnover of nearly € 1.2 billion. Excluding the effect of acquisitions (the DIY chain Leroy Merlin in Belgium) turnover in the fourth quarter fell by 2.6%. Thanks to the takeover of Leroy Merlin the turnover of the DIY group rose significantly. All other business units recorded lower turnovers. Nevertheless market share was gained in nearly all sectors. Turnover for the financial year rose by 3%; excluding the effect of acquisitions turnover remained at practically the same level.

NET TURNOVER FOURTH QUARTER AND FISCAL YEAR

(x € million)	Fourth quarter 2003/04	Fourth quarter 2002/03	+/– %	Fiscal year 2003/04	Fiscal year 2002/03	+/– %
HEMA	253	254	– 0.4	939	933	+ 0.6
V&D	215	237	– 9.3	816	856	– 4.7
Bijenkorf	125	129	– 3.1	425	420	+ 1.2
Do-It-Yourself	288	257	+ 12.1	1.225	1.066	+ 14.9
Fashion	109	115	– 5.2	456	455	+ 0.2
Consumer Electronics	177	179	– 1.1	585	589	– 0.7
Other activities	14	12		42	38	
Total	**1,181**	**1,183**	**– 0.2**	**4,488**	**4,357**	**+ 3.0**

Turnover in the fourth quarter was strongly influenced by unfavourable market conditions. Since March 2003 sales in the non-food sector in the Netherlands have been under pressure. Significantly decreased sales are reported especially in the important apparel sector. The attached graphs show the development of sales in the non-food sector and in apparel from February up to and including November 2003 as published by the Dutch official statistics bureau (CBS) and the development of the quarterly turnover of Vendex KBB (excluding the effect of acquisitions) and fashion in the financial year (February 2003 up to and including January 2004).


Non food total
Apparel
8
4
0
-4
-8
-12
-16

Official (CBS) statistics non food sales in %
February to November 2003


Turnover excl. acquistions
Fashion
8
4
0
-4
-8
-12
-16

Turnover Vendex KBB in %
four quarters fiscal year 2003/04

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509

HEMA
HEMA was unable to continue the rising trend of the third quarter into the fourth quarter. Turnover remained more or less at the same level as in the fourth quarter of the previous financial year (-0.4%). The quarterly turnover in the Netherlands was down more than 1%, mainly owing to the slack month of November. Turnover in Belgium was up by about 9%, due entirely to expansion (seven outlets). HEMA's turnover over the financial year showed a marginal increase. The operating result on retail activities is expected to improve modestly (previous financial year: € 37million).

V&D
V&D's turnover in the fourth quarter was down by more than 9%, bringing the decline in turnover for the financial year as a whole to 4.7%. The downturn in the fourth quarter is partly due to early mark downs in the fashion segment. The management's attention in the fourth quarter was primarily focused on the implementation of far reaching measures to reduce costs. A large part of the cost reduction (aimed at a structural saving of € 50 million annually) had already been realized by the end of the financial year. V&D's operating loss is expected to be comfortably within the range of between € 30 and € 50 million indicated in September 2003 (the loss in the previous financial year amounted to € 11 million, excluding the revitalisation charge). The one-off charge for the reorganization of V&D (estimated in September at between € 80 and € 100 million) is expected to come out at € 80 million.

Bijenkorf
Bijenkorf's turnover in the fourth quarter fell by circa 3%. The decrease was due entirely to the disappointing sale of Christmas gifts by Bijenkorf Business Cadeau. Turnover in the stores was up by circa 1%. Without the effect of expansion (including Maastricht, open since the end of August, and the outlet store in Batavia Stad, open since mid May 2003), store turnover was down circa 5%. Thanks to commercial promotions focusing on price advantages, Bijenkorf, positioned as an up-market department store, was able to compensate to some extent for the consequences of the recession. Annual turnover was up more than 1%. Excluding the negative effect of the sale of Christmas gifts the increase was about 3%. Excluding expansion store sales fall circa 2%. Bijenkorf's operating result is expected to remain in line with 2002/03 (€ 2million).

DIY
DIY continued its positive development and gained market share. The growth of turnover without the effect of acquisitions (the Belgian stores of Leroy Merlin as from 1 July last) slackened in the fourth quarter to 0.8%. In the Netherlands Praxis and Formido recorded slightly lower turnovers in a market which, for the first time in years, showed a decrease. In Belgium Brico did well with a more than 6% higher turnover. The turnover of the DIY group, excluding acquisitions, grew in the financial year by 2.4%; including acquisitions the growth was nearly 15%. The operating result of the DIY group is expected to show a limited increase in the financial year (last financial year: € 78 million).

Fashion
The turnover of the Fashion group has been under pressure since the third quarter. After a good first half with turnover increases of 6.8% in the first quarter and nearly 5% in the second, the second half year followed with disappointing turnover figures of 6.1% down in the third quarter and 5.2% down in the fourth quarter. Whereas Hunkemöller and Claudia Sträter were able to recover from the weak third quarter, the turnover of M&S Mode remained under pressure due to the malaise of the apparel sector in all countries. For the financial year as a whole turnover showed a fractional increase. The operating result is expected to be considerably lower than in 2002/03 (€ 46 million).

M&S Mode, the largest fashion format, ended the year with disappointing figures. Business in the first half was buoyant with turnover well up and stocks substantially lower than in the previous financial year. Partly because of the warm weather at the beginning of the third quarter the winter season got off to a slow start. As a result season sales began early, resulting in substantial mark downs in the fourth quarter.

Hunkemöller, the lingerie chain, recovered in the course of the fourth quarter and booked a slight rise in turnover, particularly in Belgium, Denmark and France. In the very difficult German market Hunkemöller was able to realize a slightly higher turnover with the same number of outlets.

Claudia Sträter, positioned as a niche player, achieved contrary to the market a distinctly higher quarterly turnover, thereby partly making up for poorer turnovers in previous quarters.

Consumer Electronics
In the consumer electronics business unit higher turnovers were realized in particular by the multimedia and computer formats Dixons and especially Dynabyte. In a shrinking market for household electronics the turnover of the It's chain remained under pressure, though to a lesser extent than in the third quarter. Modern Electronics recovered from the slack third quarter; turnover in the fourth quarter was practically at the same level as in the previous year. On balance the quarterly turnover of the electronics group was down by 1.1%. The annual turnover of Consumer Electronics remained fractionally behind that of 2002/03. The operating result is expected to be slightly lower than the normalized result of the previous financial year (€ 18 million).

NET TURNOVER PER QUARTER

(x € million)	2002/03 I	2002/03 II	2002/03 III	2002/03 IV	2003/04 I	2003/04 II	2003/04 III	2003/04 IV
HEMA	221	217	241	254	224	212	250	253
V&D	201	195	223	237	202	181	218	215
Bijenkorf	90	83	118	129	94	81	125	125
Do-It-Yourself	231	309	269	257	294	335	308	288
Fashion	103	122	115	115	110	128	108	109
Consumer Electronics	127	138	145	179	131	138	139	177
Other activities	7	7	12	12	9	8	11	14
Total	**980**	**1,071**	**1,123**	**1,183**	**1,064**	**1,083**	**1,159**	**1,181**

NUMBER OF STORES *(at the end of the quarter)*

	1,642	**1,645**	**1,662**	**1,673**	**1,689**	**1,714**	**1,751**	**1,767**

The sales figures have not been audited by the external auditors.

FINANCIAL AGENDA

Publication annual figures 2003/04	April 6, 2004
Annual General Meeting of Shareholders	May 12, 2004
First quarter report 2004/05	June 2, 2004
Half-yearly report 2004/05	September 7, 2004
Third quarter report 2004/05	November 30, 2004
Turnover figures 4th quarter and fiscal year 2004/05	February 16, 2005
Annual figures 2004/05	April 5, 2005

Press release

Amsterdam, February 26, 2004

Department store chain presents plans for new basic concept

V&D restructuring on target

V&D is well on target with the restructuring of the business. Last year in September radical measures were announced which were designed to restore the loss-making department store chain to profitability. Most measures were implemented in the second half of 2003 and are now beginning increasingly to bear fruit.

Meanwhile the plans to introduce a new basic concept have also been worked out. As from the middle of this year its outlines will gradually become visible in the stores The main elements of the new concept are expected to be in place in all department stores in the course of next year.

This was announced by Dirk Goeminne, chairman of the Board of V&D, at an informative press conference held today in Amsterdam. During this meeting Mr Goeminne presented the plans for the new concept and the new working procures it will involve. He stated that, after a period of radical reorganization, V&D has now entered upon a phase in which a start can be made on building up the new commercial pillars underpinning the format.

In the past half year (up to and including 31 January 2004) substantial savings of costs have been achieved (up to circa € 15 million) and currently totalling € 1 million per week. This amounts on an annual basis to more than € 50 million, which was the target set when the recovery plans were announced in September last year. As a result of reorganizations at headquarters and in the stores and of a hiring freeze the number of employees as at 31 January has been reduced by 1,590 FTEs (circa 2,700 people). The first five of the twelve small department stores due to be closed this year were shut down with effect from 8 February.

Other measures were:
* Reduction of capital expenditure (more than € 16 million less than in the original plan).
* A temporary purchasing freeze to get a grip on mounting stocks since the summer. As a result an amount of over € 57 million was saved on goods that would have come in without the freeze. Thanks to this measure we were able to close the financial year with a healthy stocks position.
* A rigorous cut was made in the large number of projects that were not all necessary in order to achieve a good trading result. Out of 88 projects three were left over, namely the introduction of the new control and process model (including the implementation of SAP); the combating of store thefts (including the placing of new door security systems), and the introduction of supplier management. For the purposes of the latter project a supplier manager has been appointed, and efforts are being made to reduce the large number of suppliers from the original 3,600 to 1,200 or less. Meanwhile the number of suppliers has been cut by about 35%.

V&D has meanwhile drawn up commercial plans aimed at growing in the coming years towards a proper return on investment. To that end the management has adopted realistic starting points. As Mr Goeminne emphased during the press conference: "we are not for the time being aiming at more

turnover but at earning better margins and less mark downs. That can be achieved by purchasing better and more up-to-date products, by increasing the rate of goods turnover, and by concentrating on product groups in which we have large market shares. But also by drastically cutting down on the number of suppliers we do business with, so that on the basis of purchasing power we can arrive at better prices."

New basic concept
V&D is presenting today the blue print of a new basic concept for a department store of circa 7,000 square metres, with variants for smaller and larger stores. Central to this concept is the traditional core function of the department store: the presentation and bringing together of groups of products and services which, by their interrelationship and actuality, are pre-eminently suited to be offered under one roof and with which strong market positions can be built up.

According to Goeminne, V&D is supported unduly by one pillar, i.e. the successful catering business and food formats La Place and Le Marché. In the new basic concept, in addition to catering and food, two new pillars will be built: seasons (a continuous response to actuality throughout the year eminently suited for a department store) and the digital world (the world of innovation and interaction with interfaces to product groups).

Around these pillars eight new departments will be formed. To this end the offering of non-food articles will be rearranged in a logical context for the customer (for example, mens' shoes in mens' fashion, school campus and youth departments) and where possible expanded to new concepts. Typical features of these eight departments will be a high turnover and large market share, a high contribution and autonomous appeal. Existing departments that do not meet these criteria will be integrated with one of the other departments, reduced in size or reorganized.

The conceptual changes will have the following main results:
* The offering in the stores will become more dynamic. This will strengthen the brand presentation and restore V&D's own image.
* The choice of a basic concept will make store arrangement and layout clearer for the customer and more understandable. Moreover it will simplify store management.
* Better use will be made of net sales areas, leading to a higher average contribution per square metre.
* The shopping appeal of the department store will be increased, resulting in better conversion and higher voucher returns.

The new basic concept and the format management it involves will be introduced on a gradual basis. As Goeminne remarked: "we are not going to conjure a new department store out of a top hat. And it's not going to happen all at once; nobody believes that any more. The essential changes we shall introduce in assortment and presentation will take place step by step and will certainly last up to the end of next year".